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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934

                       MidAmerican Energy Holdings Company
                       -----------------------------------
             (Exact name of registrant as specified in its charter)

                 Iowa                                    94-2213782
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(State of incorporation or organization)       (IRS Employer Identification No.)

666 Grand Avenue, Des Moines, Iowa                                      50309
---------------------------------------                                 -----
(Address of principal executive offices)                              (Zip Code)

     If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [X]

     If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [ ]

     Securities Act registration statement file number to which this form relates: N/A
         ---

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                               Name of each exchange on which
to be so registered                               each class is to be registered
-------------------                               ------------------------------

Preferred Stock Purchase Rights                   New York Stock Exchange
                                                  Pacific Exchange, Inc.


Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                ----------------
                                (Title of class)



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Item 1.  Description of Securities to be Registered.
         -------------------------------------------

         On March 12, 1999, the Board of Directors of MidAmerican Energy Holdings Company (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, no par value, of the Company (the "Common Shares"), of the Company. The dividend is payable on March 15, 1999 (the "Record Date") to the shareholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Preferred Stock, no par value, (the "Preferred Shares"), of the Company, at a price of $52 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of March 12, 1999 (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agent").

          The Rights will be represented by the certificates for Common Shares and will not be exercisable or transferable separate from the Common Shares until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Shares (without the prior approval of the Company's Board of Directors) or (ii) 10 days following the commencement of or announcement of an intention to make, a tender offer or exchange offer (without the prior approval of the Company's Board of Directors) the consummation of which would result in the beneficial ownership by a person or group of 30% or more of such outstanding Common Share (the earlier of such dates being called the "Distribution Date").

         In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock or the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any Person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Preferred Shares having a market value of two times the exercise price of the Right.

         The Rights will first become exercisable on the Distribution Date (unless sooner redeemed) and could then begin trading separately from the Common Shares. The Rights will expire on November 30, 1999 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case, as described below.

         At any time prior to, or within ten days after, the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding Common Shares, the Board of Directors of the Company may redeem the Rights



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in whole, but not in part, at a price of $.02 per Right (the "Redemption
Price"). Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to extend the Final Expiration Date, and, provided there is no Acquiring Person, to extend the period during which the Rights may be redeemed, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. The Rights Agent is ChaseMellon Shareholder Services, L.L.C.

         The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

         The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

         Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

         With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No



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fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

          One Right will be distributed to shareholders of the Company for each Common Share owned of record of them on March 15, 1999. Until the Distribution Date, the Company will issue one Right with each Common Share that shall become outstanding so that all Common Shares will have attached Rights. The Company has initially authorized and reserved 588,320 Preferred Shares for issuance upon exercise of the Rights.

          On March 12, 1999 (the "Effective Date"), in order to effect a change in its state of incorporation, CalEnergy Company, Inc., a Delaware corporation ("CalEnergy"), merged with and into its wholly owned subsidiary, Maverick Reincorporation Sub, Inc., an Iowa corporation ("Maverick"), which was the surviving corporation in the merger. This reincorporation (the "Reincorporation") was effected in connection with Maverick's acquisition of MidAmerican Energy Holdings Company, which was also consummated on the Effective Date. In connection with the Reincorporation, Maverick changed its name to "MidAmerican Energy Holdings Company." The Reincorporation was approved by CalEnergy's stockholders on October 30, 1998. As a result of the Reincorporation, each issued and outstanding share of CalEnergy common stock, par value $.0675 per share ("CalEnergy Common Stock"), was automatically converted into one share of the Company's common stock, no par value.

          The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors of the Company, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors prior to the time that a



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person or group has acquired beneficial ownership of 20% or more of the Common
Shares, since until such time the Rights may be redeemed by the Company at $.02 per Right.

         The present distribution of the Rights is not taxable to the Company or its shareholders. The Rights are not dilutive and will not affect reported earnings per share. The Company will receive no proceeds from the issuance of the Rights as a dividend.

         The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as exhibits the Certificate of Designations of Series A Junior Preferred Stock setting forth the terms of the Preferred Shares, the form of Rights Certificate and the Summary of Rights to Purchase Preferred Shares, is attached hereto as an exhibit and incorporated herein by reference. The foregoing description of the Rights is qualified by reference to such exhibit.


Item 2.  Exhibits.
         ---------

         1. Rights Agreement dated as of March 12, 1999 between MidAmerican Energy Holdings Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, which includes as Exhibit A the Articles of Amendment to the Company's Amended and Restated Articles of Incorporation setting forth the terms of the Preferred Shares, as Exhibit B the form of Rights Certificate and as Exhibit C the Summary of Rights to Purchase Preferred Shares pursuant to the Rights Agreement. Rights Certificates will not be mailed until as soon as practicable after the earlier of the tenth day after public announcement that a person or group has acquired beneficial ownership of 20% or more of the Common Shares or the tenth day after a person commences, or announces an intention to commence, a tender or exchange offer the consummation of which would result in a person beneficially owning 30% or more of the Common Shares.





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                                    SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.





                                    MIDAMERICAN ENERGY HOLDINGS COMPANY



                                     By: /s/ Steven A. McArthur
                                         --------------------------
                                         Name:  Steven A. McArthur
                                         Title: Sr. Vice President and Secretary



Dated as of March 12, 1999


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